VIA SEDAR

To the Securities Regulatory Authorities:

RE:

Eldorado Gold Corporation (the “Company”)

Report of Voting Results pursuant to Section 11.3 of

National Instrument 51-102 Continuous Disclosure Obligations (“NI-51-102”)

Following the Annual Shareholders Meeting of the Company held on May 5, 2011 (the “Meeting”), and in accordance with Section 11.3 of NI51-102, we hereby notify you of the following results obtained at the Meeting:

Item 1:  Election of Directors

The eight nominees set forth in the Company’s Management Proxy Circular dated March 23, 2011 were duly elected as directors of the Corporation by a vote on a show of hands.

Item 2:  Appointment of Auditors

KPMG LLP was duly appointed as the auditors of the Corporation by a vote on a show of hands.

Item 3:  Remuneration of Auditors

The directors were duly authorized to fix the auditors remuneration by a vote on a show of hands.

Item 4:  Amendments to the Incentive Stock Option Plans

The adoption of an Ordinary Resolution approving amendments to the Amended and Restated Incentive Stock Option Plan for Employees, Consultants and Advisors and the Amended and Restated Incentive Stock Option Plan for Officers and Directors was duly approved by a vote on a show of hands.

Yours truly,

ELDORADO GOLD CORPORATION

“Dawn Moss”

Dawn Moss

Vice President, Administration and Corporate Secretary